UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 0-02287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

     Symmetricom Tax Deferred Savings Plan:

We have audited the accompanying financial statements of Symmetricom Tax Deferred Savings Plan (the Plan) as of December 31, 2010 and 2009 and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Symmetricom Tax Deferred Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Louie & Wong LLP
LOUIE & WONG LLP

San Francisco, California

June 27, 2011

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments, at fair value	$45,955,179	$41,192,492

Receivables:
Notes receivable from participants	757,947	755,395
Contributions:
Employer	43,098	44,774
Participants	277	—

	801,322	800,169

NET ASSETS AVAILABLE FOR BENEFITS	$46,756,501	$41,992,661

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income -
Net appreciation in fair value of investments	$4,622,302	$5,938,555
Interest	327,521	341,300
Dividends	123,765	95,382

Total investment income	5,073,588	6,375,237

Interest income on notes receivable from participants	42,513	46,386

Contributions -
Participants	3,943,021	4,796,268
Employer	637,321	697,250

Total contributions	4,580,342	5,493,518

	9,696,443	11,915,141

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals and benefits paid to participants	4,913,896	2,884,930
Administrative expenses	18,707	8,460

Total deductions	4,932,603	2,893,390

Net increase	4,763,840	9,021,751

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	41,992,661	32,970,910

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$46,756,501	$41,992,661

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1.	Description of Plan

The following description of the Symmetricom Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan, covering substantially all eligible employees of Symmetricom, Inc. (the Company) who have attained the age of eighteen, not a leased employee or intern and not residents of Puerto Rico as defined in the Plan. The Plan was effective April 1, 1989 and was subsequently amended mainly to comply with regulatory changes. The Plan was most recently amended and restated effective December 23, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. Starting January 1, 2010, a Roth 401(k) provision was added to the Plan.

Contributions — Participants may elect to contribute a percentage or a flat dollar amount of their eligible compensation to the Plan up to the amount allowable under the Plan document, not exceeding the Internal Revenue Code limitations of $16,500 in 2010 and 2009. Participants, who are at least age fifty or older by the end of the calendar year, may also make additional contributions of up to $5,500 in 2010 and 2009.

The Company may make a regular matching contribution to the Plan for each contribution period, as defined, on behalf of each of its participants, who has met the allocation requirements for regular matching contributions, during the contribution period. The amount of such regular matching contributions shall be equal to 50% of the participants’ tax-deferred contribution made for the contribution period on behalf of such participant, up to a maximum of 3.0% of the participant’s eligible compensation. The Company made regular matching contributions of $633,592 and $652,476 during the years ended December 31, 2010 and 2009, respectively. In 2010, employer contributions were reduced by $39,338 from forfeited accounts.

The Company, in its discretion, may elect to make a true-up matching contribution on behalf of its participants during the contribution period in an amount which, when aggregated with the regular matching contribution with respect to the contribution period within the Plan year, will provide the maximum matching contribution. The Company made true-up matching contributions of $43,067 and $44,774 during the years ended December 31, 2010 and 2009, respectively.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, allocations of regular and additional matching contributions by the Company and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Participants are likewise 100% vested in the Company’s regular and true-up matching contributions, plus actual earnings thereon, allocated to the participant’s account prior to January 1, 2001 and between January 1, 2002 and June 30, 2003. A participant’s vested interest in his or her additional matching contribution shall be at all times 100%. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.

A participant’s vested interest in the regular and true-up matching contributions allocated to his or her account during the 2001 plan year and on and after July 1, 2003 shall be determined in accordance with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 1	0%
1	25%
2	50%
3	100%

For the above purpose, a “vesting service” shall be computed to the nearest 1/12th of a year treating each calendar month or portion of a calendar month in which a participant is credited continuous service as 1/12th year of vesting service.

Notes Receivable from Participants — The Plan allows the participants to borrow a portion of the balance in their plan accounts, subject to the approval of the Plan administrator. The Company is the Plan administrator. A participant may borrow an amount not to exceed the lesser of 50% of his or her total vested account balance or $50,000, less the highest outstanding loan balance during the previous twelve-month period. The term for repayment of any loan may not exceed five years, unless the loan is used to purchase a primary residence which may be repaid within a ten year-period. The loans are secured by the balance in the participants account and bear interest at rates that range from 4.25% and 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest repayments are paid ratably through semi-monthly payroll deductions.

Withdrawals and Benefits Paid to Participants — In the event of a termination of employment due to death, disability, retirement or for other reasons, a participant will be entitled to receive his or her vested account balance in lump sum amount. If the value of the participant’s vested account balance exceeds $1,000, distribution of such vested interest shall not commence to such participant without the participant’s written consent. If the value of the participant’s vested account balance is equal to or less than $1,000, distribution of such vested interest shall be made to the participant in a single lump sum payment or through a direct rollover as soon a reasonably practicable.

The total withdrawals and benefits paid to participants were $4,913,896 and $2,884,930 during the years ended December 31, 2010 and 2009, respectively.

Rollover Contributions — Participants may rollover part or all of eligible rollover distributions that participants received from a prior employer’s qualified plan.

Forfeited Accounts — These accounts will be used to reduce future employer contributions or pay Plan expenses. The forfeited account balances were $86,519 and $22,548 as of December 31, 2010 and 2009, respectively.

Administrative Expenses — Administrative expenses paid by the Plan pertain to costs related to monthly expenses and materials. All other administrative expenses, including legal, accounting and data processing fees, are substantially paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits is presented at the fair value of the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value is equal to the contract value as of December 31, 2010 and 2009.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits — Benefits are recorded when paid.

Operating Expenses — All expenses of maintaining the Plan are paid by the Company.

Subsequent Events — The Plan has evaluated subsequent events through June 27, 2011, the date the financial statements were available to be issued.

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009:

	2010	2009
Guaranteed Income Fund	$11,269,049	$11,084,085
FID Advisor New Insights	5,637,437	3,991,705
Pioneer Cullen Value A	5,544,926	4,122,671
Core Bond Enhan Index	4,167,213	3,124,028
Dryden S&P 500 Index Fund	3,045,293	2,609,568
Amer:EuroPacific Grow R3	2,796,298	*
Wells Fargo Adv Sm Cap Z	2,652,348	*
Columbia Acorn A	2,389,804	*
Victory Established Value	2,321,028	*
Other funds individually less than 5% of net assets	6,131,784	16,260,435

Total assets held for investment purposes	$45,955,179	$41,192,492

*	Less than 5%

Participants may elect to have their account balance invested in a single investment fund or in any combination of investment funds. As of December 31, 2010, the investment funds are held and managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodian). The Company has no authority on how each fund is managed or invested.

In November, 2009, the Board approved the suspension of the Symmetricom Company Stock Fund.

The Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in fair value during the years ended December 31, 2010 and 2009 as follows:

	2010	2009
Mutual funds	$2,708,320	$3,647,888
Pooled separate accounts	1,282,700	1,794,421
Common stocks	631,282	496,246

	$4,622,302	$5,938,555

4.	Fair Value Measurements

The pronouncement on Fair Value Measurements and Disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no change in the methodology used at December 31, 2010 and 2009.

Mutual Funds — These investments are public investment vehicles valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These are classified within Level 1 or 2 of the valuation hierarchy.

Pooled Separate Accounts — The value of the units held in pooled separate accounts are based on quoted market prices of the underlying investments and are based on the net asset value of the shares held by the Plan at year end. The pooled separate accounts consist of investments in mutual funds, common stocks and bond funds which are stated at fair value. The following is a description of valuation methodologies used for the investments measured at fair value.

Common stocks and U.S. stock funds are valued at the closing price reported on the active market on which individual securities are traded. Symmetricom, Inc. common stock is classified within Level 1 of the valuation hierarchy. The U.S. stock funds are classified within Level 1 of the valuation hierarchy.

U.S. bond funds are typically priced by Interactive Data using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Interactive Data also monitors market indices and industry and economic events, including credit rating agency actions. At times, prices may be challenged by investment managers and, in turn, overridden by the Trustee if it is deemed that a different price may be more reflective of fair market value. These are classified within Level 2 of the valuation hierarchy.

International stock funds are valued at the closing price from the appropriate local stock exchange(s). These prices are updated in the event that there are material market movements between local and stock exchange closing time and portfolio valuation time. These are classified within Level 2 of the valuation hierarchy.

Guaranteed Investment Contract — This represents group annuity product that has no market value adjustment upon discontinuance. The Plan effectively owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the contract. As such, fair value is presumed to be the contract value less any adjustment with respect to the creditworthiness of the issuer and is classified within Level 2 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value as of December 31, 2010 and 2009:

	2010
	Level 1	Level 2	Level 3	Total
Common stocks:
Technology	$2,059,997	$—	$—	$2,059,997

Pooled separate accounts -
U.S. bond funds	—	4,167,213	—	4,167,213
U.S. stock funds	6,149,532	—	—	6,149,532
International stocks	—	1,692,379	—	1,692,379

	6,149,532	5,859,592	—	12,009,124

Mutual funds -
Index funds	20,617,009	—	—	20,617,009

Guaranteed investment contract	—	11,269,049	—	11,269,049

Investments at fair value	$28,826,538	$17,128,641	$—	$45,955,179

	2009
	Level 1	Level 2	Level 3	Total
Common stocks:
Technology	$1,933,239	$—	$—	$1,933,239

Pooled separate accounts -
U.S. bond funds	—	3,124,028	—	3,124,028
U.S. stock funds	5,035,145	—	—	5,035,145
International stocks	—	1,560,551	—	1,560,551

	5,035,145	4,684,579	—	9,719,724

Mutual funds -
Index funds	14,642,544	—	—	14,642,544
Balanced funds	—	3,812,900	—	3,812,900

Total mutual funds	14,642,544	3,812,900	—	18,455,444

Guaranteed investment contract	—	11,084,085	—	11,084,085

Investments at fair value	$21,610,928	$19,581,564	$—	$41,192,492

5.	Guaranteed Investment Contract

The Plan entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company, the Plan’s trustee (Prudential Retirement). Prudential Retirement maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract is effected directly between the Plan sponsor and the issuer. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Interest is credited on the contract balances using a single portfolio rate. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting, and are based on many factors, including current economic conditions, the general interest rate environment and both the expected and actual experience of reference portfolio within the issuer’s general account. The minimum crediting rate under the contract is 1.50%. The average yields earned by the Plan under the contract were 2.95% and 1.35% during the years ended December 31, 2010 and 2009, respectively. There were no reserves against the contract value for the credit risk of the contract issuer. The guaranteed investment contract is fully benefit-responsive. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Generally, there are no events that may limit the ability of the Plan to transact at contract value or that would allow the issuer to terminate the contracts, which would require the Plan Sponsor to settle at an amount different from the contract value.

6.	Related Party Transactions

Plan assets include certain investments being managed by Prudential. As the trustee (custodian), Prudential also performs administrative functions such as handling contributions and benefit payments. Accordingly, these transactions are considered related party transactions and are exempt from prohibition under ERISA of 1974. In addition, Company personnel and facilities are used to perform various administrative functions on behalf of the Plan, with no charge to the Plan.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. In November, 2009, the Board approved the suspension of the Company stock fund. The aggregate number of shares and fair value of investment in Company common stock were 290,552 shares and $2,059,997, and 371,777 shares and $1,933,239 as of December 31, 2010 and 2009, respectively.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue or amend its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

8.	Income Tax Status

The Plan obtained its latest determination letter dated September 26, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Such an opinion, however, does not constitute a ruling or determination on the Plan’s qualification under the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator will make any changes deemed necessary to ensure that the Plan is granted tax-exempt status. Therefore, no provision for income taxes had been included in the Plan’s accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. federal, state, or local tax authorities. Management evaluated the Plan’s tax positions taken by the Plan and concluded that as of December 31, 2010, the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

10.	Subsequent Event

On January 3, 2011, Putnam Fiduciary Trust Company was appointed as the new trustee and custodian of the Plan.

SUPPLEMENTAL SCHEDULE

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

Employer Identification Number: 95-1906306

Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value

	Prudential Retirement Insurance and Annuity Company / Prudential Bank & Trust, F.S.B -
*	Guaranteed Income Fund	Annuity contract	$11,269,049
	FID Advisor New Insights	Mutual fund	5,637,437
	Pioneer Cullen Value A	Mutual fund	5,544,926
*	Core Bond Enhan Index	Pooled separate account	4,167,213
*	Dryden S&P 500 Index Fund	Pooled separate account	3,045,293
	Amer:EuroPacific Grow R3	Mutual fund	2,796,298
*	Wells Fargo Adv Sm Cap Z	Pooled separate account	2,652,348
	Columbia Acorn A	Mutual fund	2,389,804
	Victory Established Value	Mutual fund	2,321,028
*	Prudential Retirement Brokerage Services	Symmetricom, Inc. Common Stock	2,059,997
*	Oppenheimer Global Fund	Pooled separate account	1,692,379
	JPM Market Expan Index A	Mutual fund	1,149,220
	JP Morgan Int’l Eq Ind A	Mutual fund	778,295
*	SM Cap Growth/Essex	Pooled separate account	451,892
	Notes receivable from participants	4.25% to 10.50% interest rates	757,947

			$46,713,126

*	Investment managed by party-in-interest to the Plan

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN.

Date: June 30, 2011	By	/s/ Justin Spencer
JUSTIN SPENCER

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm